UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )

Boston Communications Group, Inc.

(Name of Subject Company)

Boston Communications Group, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(including associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

100582105

(CUSIP Number of Class of Securities)

Timothy M. Donovan

Vice President and General Counsel

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 904-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Matthew J. Gardella

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is information pertaining to Boston Communications Group, Inc. (the “Company”) as filed with the Securities and Exchange Commission (the “SEC”) on a Current Report on Form 8-K on July 23, 2007.

Additional Information

This Schedule 14D-9 relates to a planned tender offer by Tea Party Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Megasoft Limited (“Megasoft”), for all of the outstanding common shares of the Company, to be commenced pursuant to an Agreement and Plan of Merger, dated as of July 11, 2007, by and among Megasoft, Purchaser and the Company and, upon consummation of the tender offer, the merger of the Purchaser with and into the Company. The information set forth herein is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced, Purchaser intends to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. In connection with the proposed merger, the Company expects to file with the SEC a proxy statement, if required by law. These documents will contain important terms and information about the tender offer and the merger and shareholders are urged to read them carefully before deciding whether to tender shares in the offer. The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of tenders or proxies from shareholders. Information concerning the interests of the Company’s participants in the solicitation is set forth in the Company’s most recent proxy statement and other public filings with the SEC, and will be set forth in the Company’s Schedule 14D-9. Information concerning the participants’ interests will also be set forth in the Company’s proxy statement relating to the merger, if a proxy statement is required to be filed in connection with the merger.

Investors will be able to obtain without charge a copy of these documents and other documents filed with the SEC on the SEC’s website at www.sec.gov. In addition, investors will be able to obtain a free copy of these documents, once filed with the SEC, by contacting the information agent for the tender offer to be identified in the tender offer documents. Also, free copies of the documents filed by the Company can be obtained by contacting Boston Communications Group, Inc., Attn: Investor Relations, 55 Middlesex Turnpike, Bedford, MA 01730.

Update on Nasdaq Listing

As previously disclosed, on June 29, 2007 the Nasdaq Board of Directors (the “Nasdaq Board”) called for review the decision of the Nasdaq Listing and Hearing Review Council dated May 25, 2007, and granted a stay of the delisting of the Company’s securities pending further review by the Nasdaq Board.

On July 18, 2007, the Company received a determination letter from the Nasdaq Board remanding this matter to the Nasdaq staff with instructions that the Company be provided until September 17, 2007 to regain compliance with the filing requirements of Rule 4310(c)(14), during which time the Company’s securities will remain listed on the Nasdaq Global Market. In the event that the Company has not regained compliance by September 10, 2007, Nasdaq staff is instructed to provide an update to the Nasdaq Board on whether the staff continues to believe it is appropriate for the Company to remain listed. The Company will receive a copy of this update and have an opportunity to respond to the Nasdaq Board.

Lawsuit Filed in State Court relating to Megasoft Transaction

The Company has become aware that a lawsuit has been filed with respect to the recently announced Agreement and Plan of Merger, dated July 11, 2007, by and among the Company, Megasoft Limited (“Megasoft”) and Megasoft’s wholly owned subsidiary, Tea Party Acquisition Corp.

An individual stockholder filed a complaint on July 12, 2007 in the Middlesex County Superior Court in the Commonwealth of Massachusetts purporting to assert claims on behalf of a class of shareholders of the Company, and naming as defendants the Company, its directors, Megasoft and Tea Party Acquisition Corp. The complaint alleges that the Company’s directors breached their fiduciary duties in connection with the Company’s entry into its agreement to be acquired by Megasoft, and seeks relief including, among other things, a judicial declaration that the acquisition agreement is unenforceable, injunctive relief prohibiting the defendants from closing the acquisition transaction, and the imposition of a constructive trust in favor of the putative class upon any benefits improperly received by the defendants, as well as attorneys fees and other miscellaneous costs. The Company has yet to receive service of process with respect to this complaint.

The Company believes this complaint lacks merit and intends to defend this litigation vigorously.

Update on Amp’d Mobile, Inc. Bankruptcy

As previously disclosed, a significant customer of the Company, Amp’d Mobile, Inc. (“Amp’d”), filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in the District of Delaware (“Bankruptcy Court”). On July 19, 2007 the Company was informed by Amp’d that it has been unsuccessful in obtaining debtor-in-possession financing. On July 20, 2007, Amp’d filed a motion with the Bankruptcy Court seeking authorization to sell its assets in whole or in part, pursuant to Section 363 of the Bankruptcy Code. We cannot predict the outcome of any sale efforts by Amp’d or the impact such a sale, if any, would have on the Company. However, a significant reduction or wind down of Amp’d business operations would have a material adverse effect on the Company’s results of operations and financial condition.

Additional Information

The tender offer provided for under the acquisition agreement described in this announcement has not yet been commenced. The information set forth above is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the tender offer is commenced, Megasoft intends to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. In connection with the proposed merger, the Company expects to file with the SEC a proxy statement, if required by law. These documents will contain important terms and information about the tender offer and the merger and shareholders are urged to read them carefully before deciding whether to tender shares in the offer. The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of tenders or proxies from shareholders. Information concerning the interests of the Company’s participants in the solicitation is set forth in the Company’s most recent proxy statement and other public filings with the SEC, and will be set forth in the Company’s Schedule 14D-9. Information concerning the participants’ interests will also be set forth in the Company’s proxy statement relating to the merger, if a proxy statement is required to be filed in connection with the merger.

Investors will be able to obtain without charge a copy of these documents and other documents filed with the SEC on the SEC’s website at www.sec.gov. In addition, investors will be able to obtain a free copy of these documents, once filed with the SEC, by contacting the information agent for the tender offer to be identified in the tender offer documents. Also, free copies of the documents filed by the Company can be obtained by contacting Boston Communications Group, Inc., Attn: Investor Relations, 55 Middlesex Turnpike, Bedford, MA 01730.